File# 82-5069

SUPPL

TECHNOVISION SYSTEMS INC.
dba UNISERVE ONLINE

1, 3180 - 262nd St, Aldergrove, British Columbia, V4W 2Z6
Telephone: (604) 856-6281 Fax (604) 856-7655
E-mail gtremain@uniserve.com

NEWS RELEASE

June 12, 2002 TSX Venture Exchange trading symbol: TVS

Cliff Sweeney has resigned as a member of the board of directors which will include his position on the audit and compensation committees. The Company has appreciated Mr. Sweeney's service and will commence a search for a suitable replacement for these positions.

Denise Page has resigned as a member of the board of directors. She will continue in her duties as Executive Vice President and Secretary.

Technovision is a Canadian company listed on the TSX Venture Exchange under the symbol TVS for more information visit www.tvs.net.

ON BEHALF OF THE BOARD OF DIRECTORS
TECHNOVISION SYSTEMS INC.

William Spratt, President

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

dlw 6/26